Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Tesla, Inc.

Name of person relying on exemption:

•	Michael Frerichs as Treasurer for the State of Illinois and Trustee of the Bright Directions College Savings Trust (the “Trust”)

Address of person relying on exemption:

•	555 W. Monroe St., 14th Floor, Chicago, IL 60661

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

October 15, 2025

Dear fellow Tesla shareholders,

We encourage shareholders of Tesla, Inc. (“Tesla” or “the Company”) to vote for Proposal Eleven on the Company’s 2025 Proxy Statement. This proposal asks the Company to adopt a bylaw amendment requiring shareholder ratification within one year of Tesla’s implementation of a bylaw amendment adopting more restrictive requirements for submitting shareholder proposals, as newly permitted under Texas law (Section 21.373 of the Texas Business Organizations Code).

Tesla’s reincorporation in Texas grants the Company new authority to unilaterally impose the thresholds in Section 21.373 of the Texas Business Organizations Code, requiring shareholders or groups of shareholders to hold 3% of the corporation’s voting shares or voting shares of $1 million in market value to submit 14a-8 shareholder proposals. These thresholds exceed current SEC standards and could limit the voices of retail and institutional investors, undermining the Company’s governance structure.

The resolved clause of the proposal states:

RESOLVED, pursuant to Article X of the Amended and Restated Bylaws of Tesla, Inc., shareholders of Tesla, Inc. (“Tesla”) hereby amend the Bylaws to add the following to the end of Article X:

“; and provided further, however, that any amendment of these bylaws by the board of directors to make the “affirmative election” referenced in section 21.373(b) of the TBOC to be governed by section 21.373 of the TBOC shall be invalid if it is not ratified within one year of such amendment by the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class.”

Why This Matters Now

Tesla is navigating a period of volatility – from leadership transitions to ambitious technological pivots. In such times, robust shareholder rights are an essential means to take the pulse of investor concerns and priorities. Proposal Eleven ensures that future attempts to restrict shareholder input by amending the Company’s bylaws must be ratified by shareholders themselves.

This is a reasonable governance safeguard that would enhance Tesla’s commitment to shareholder engagement and accountability. A vote for Proposal Eleven is a vote to protect shareholder rights.

Responding to the Company’s Opposition

In Tesla’s opposition statement to Proposal Eleven, the Board makes several points that warrant further review. Specifically:

1.	Reconciling the Board’s stated commitment to shareholder feedback with its opposition to Proposal Eleven. The Board emphasizes its commitment to shareholder engagement, stating that “[t]he Board has consistently demonstrated its commitment to shareholders’ ability to communicate with Tesla or with each other.” The Board further notes that investor feedback has helped inform the Board and contributed to the adoption of governance and disclosure practices. In the Letter to Shareholders at the top of the Proxy Statement, Board Chair Robyn Denholm and Director Kathleen Wilson-Thompson highlight Tesla’s reincorporation in Texas, writing: “We are in Texas because it provides a more predictable corporate governance framework that allows us to hear from you as the people who know Tesla best – those who have actual stakes in the future of Tesla.”

If the Board actively seeks to hear from shareholders, it is difficult to reconcile this stated commitment with its opposition to Proposal Eleven. This proposal simply asks that a supermajority of shareholders be required to ratify the Board’s implementation of a bylaw amendment adopting Texas Business Organizations Code thresholds for shareholder proposals – thresholds that would directly impact shareholders’ ability to communicate with the Board and Company management. Notably, the Board offers no assurance it will refrain from adopting the more stringent submission thresholds.

2.	Responding to the supermajority argument. The Board argues that Proposal Eleven could impose a new supermajority voting requirement, which they state could be detrimental to shareholders. This argument fails to appreciate the purpose of the proposal, which is to invalidate a bylaw adopting the more restrictive thresholds for filing shareholder proposals allowed under Texas law if not ratified by a supermajority of shareholders.

Proposal Eleven provides an additional opportunity for shareholders to oppose such an amendment when such significant rights are at issue.

3.	Responding to the Board’s flexibility argument. The Board argues that the presence of multiple shareholder proposals addressing Section 21.373 of the Texas Business Organizations Code underscores the need for Board flexibility. Proposal Eleven does not constrain the Board’s ability to evaluate or consider governance options. The Board retains full discretion to assess and recommend governance decisions. Proposal Eleven does not interfere with that discretion – it simply ensures that if the Board chooses to restrict shareholders’ ability to submit proposals by amending its bylaws, it must seek shareholder ratification to maintain such a change. Ensuring shareholders have an additional protection in relation to a decision such as this that affects their rights is not only fair, but it would also build trust and confidence among shareholders as well as contribute to the development of a more transparent, responsive governance structure.

We encourage our fellow investors to vote for Proposal Eleven as a clear step toward protecting our rights as shareholders and ensuring that the Company acts in alignment with its investors.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by the Office of the Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by the Office of the Illinois State Treasurer. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.